                              [Globix Letterhead]





                                                                December 6, 2004

VIA EDGAR AND COURIER
---------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C.  20549

Attention:        Barbara C. Jacobs

         Re:      GLOBIX CORPORATION WITHDRAWAL OF CO-REGISTRANTS
                  ON REGISTRATION STATEMENT (FILE NO.333-97067)
                  ---------------------------------------------



Dear Ms. Jacobs:

         Reference is made to (1) the Registration Statement on Form S-1 (File No. 333-97067) (the "REGISTRATION STATEMENT") initially filed with the Securities and Exchange Commission (the "COMMISSION") on July 25, 2002 by Globix Corporation, a Delaware corporation (the "COMPANY") which was not declared effective, and (2) the letter from the Company to the Commission dated March 15, 2004 (the "WITHDRAWAL REQUEST"), whereby, pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Company requested that the Commission withdraw the Registration Statement effective as of the date thereof or as soon thereafter as practicable.

         In addition to the Company, the following subsidiaries of the Company were listed as co-registrants on the Registration Statement: Comstar Telecom & Wireless, Inc., a Georgia corporation (333-97067-01), Comstar.Net, Inc., a Georgia corporation (333-97067-02), GRE Consulting, Inc., a New York corporation (333-97067-06), PFM Communications, Inc., a New York corporation (333-97067-07), NAFT International Ltd., a New York corporation (333-97067-008), NAFT Computer Service Corporation, a New York corporation (333-97067-09), Gamenet Corporation, a New York corporation (333-97067-10), Bluestreak Digital, Inc., a New York corporation (333-97067-11), 415 Greenwich GC MM, LLC, a New York corporation (333-97067-03), 415 Greenwich GC Tenant, LLC, a New York corporation (333-97067-04) and 415 Greenwich GC, LLC, a New York corporation (333-97067-05). All of the subsidiaries of the Company listed above have been dissolved except for the 415 Greenwich GC entities.

Securities and Exchange Commission
December 6, 2004
Page 2



         The undersigned along with the Company acting on behalf of those entities that were dissolved, hereby join in the Company's Withdrawal Request. Please call Bonnie J. Roe of Day Berry & Howard LLP at (203) 977-7381 with any questions you may have.

                                 Very truly yours,

                                 415 GREENWICH GC, LLC

                                 By:  /s/ James C. Schroeder
                                      ----------------------------------
                                      James C. Schroeder, Secretary


                                 415 GREENWICH GC TENANT, LLC

                                 By:  /s/ James C. Schroeder
                                      ----------------------------------
                                      James C. Schroeder, Secretary


                                 415 GREENWICH GC MM, LLC

                                 By:  /s/ James C. Schroeder
                                      ----------------------------------
                                      James C. Schroeder, Secretary


                                 GLOBIX CORPORATION
                                     on behalf of Bluestreak Digital, Inc,
                                     Gamenet Corporation, NAFT Computer Service
                                     Corporation, NAFT International Ltd., PFM
                                     Communications, Inc., GRE Consulting, Inc.,
                                     Comstar.Net, Inc., Comstar Telecom &
                                     Wireless, Inc.

                                 By:  /s/ James C. Schroeder
                                      ----------------------------------
                                      James C. Schroeder
                                      Vice President & General Counsel


cc:      Bonnie J. Roe, Esq.
         Day, Berry & Howard LLP